BEIJING	Times Square Tower	NEW YORK
BRUSSELS	7 Times Square	SAN FRANCISCO
CENTURY CITY	New York, NY 10036	SHANGHAI

HONG KONG	TELEPHONE (212) 326-2000	SILICON VALLEY
LONDON	FACSIMILE (212) 326-2061	SINGAPORE
LOS ANGELES	www.omm.com	TOKYO
NEWPORT BEACH

August 19, 2009	OUR FILE NUMBER
203680-0012
VIA EDGAR
WRITER’S DIRECT DIAL
(202) 383-5304
Perry J. Hindin, Esq.	(212) 728-5832
Office of Mergers & Acquisitions
Division of Corporation Finance	WRITER’S E-MAIL ADDRESS
United States Securities and Exchange Commission	avarner@omm.com
One Station Place
100 F Street, N.E.
Washington, DC 20549-3628
Re:	DealerTrack Holdings, Inc. Schedule TO-I filed August 7, 2009 File No. 005-81223
Dear Mr. Hindin:
          On behalf of DealerTrack Holdings, Inc., a Delaware corporation (“DealerTrack” or the “Company”), this letter sets forth DealerTrack’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 13, 2009 (the “Comment Letter”), regarding the above referenced Schedule TO-I (the “Schedule TO”) and the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Exchange Offer”) that was filed as Exhibit (a)(1)(A) to the Schedule TO. For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. All capitalized terms used in this letter have the same meaning as set forth in the Schedule TO and the Exchange Offer unless otherwise indicated.
          In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) in response to the Comment Letter that reflects the revisions discussed herein.

O’Melveny & Myers Llp
Mr. Perry J. Hindin, Esq., August 19, 2009 — Page 2
Schedule TO-I
Offer to Exchange
Withdrawal Rights, page 24
1.	We note that the Company restricts holders’ means of withdrawal to the Exchange Offer for purposes of submitting their withdrawal. Tell us in your response letter whether the Company considered the possibility that eligible employees who tendered via the website may not have access to the website for purposes of submitting their withdrawal. Please provide us with a legal analysis as to why the Company believes restricting the means of withdrawing in this manner is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2).

Response:
          DealerTrack respectfully advises the Staff that it did consider the likelihood of eligible employees who tendered via the website not having access to the website for purposes of submitting their withdrawal in a manner consistent with the withdrawal rights incorporated in Rule 13e-4(f)(2). DealerTrack provides all of its employees with access to the Internet so that employees are able to check their email and have the ability to reference information made available through the Company’s intranet on a routine and regular basis. DealerTrack manages its employee benefits matters, in the normal course, through email and the Internet, including all employee stock option matters managed and tracked by employees, so its employees are accustomed to the use of the Internet to correspond with the Company regarding their stock options. The Exchange Offer website through which withdrawals can be made is available through any computer equipped with Internet access; employees do not need to be at a DealerTrack provided computer to log on to the website. They may administer their withdrawals at work, at home or anywhere else at their convenience where the Internet is available until the expiration of the Exchange Offer. It is DealerTrack’s belief that most if not all of DealerTrack’s employees have access to the Internet through either home computers or through widely available commercial business centers providing the use of computers with the ability to use the Internet at a modest charge. The Company considered the option of providing a means of withdrawal via facsimile. The Company believes that the ability to withdraw via facsimile would not be utilized by its employees as readily or conveniently as on-line withdrawals would be. Accordingly, DealerTrack believes that the use of the Internet as the mechanism to submit withdrawals is not an impediment to the ability for Eligible Employees to submit withdrawals and therefore believes that it is complying with Rule 13e-4(f)(2).
Conditions of this Exchange Offer, page 26
2.	We note the disclosure in the first paragraph of this section that states that the Company will not be required to accept any Eligible Options tendered for exchange if, subject to certain limitations and the Company’s reasonable judgment, certain listed events have been determined by the Company to have occurred. As the bidder, the Company has the right to waive any listed Exchange Offer condition. However, if a condition is “triggered,” the

O’Melveny & Myers Llp
Mr. Perry J. Hindin, Esq., August 19, 2009 — Page 3
Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm the Company’s understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the Exchange Offer and recirculate new disclosure to security holders. Please confirm the Company’s understanding in your response letter.

Response:
          DealerTrack notes the Staff’s comment that a condition of the Exchange Offer may not be waived by failing to assert a condition that has been “triggered.” The Company confirms that in the event that the Company believes that a listed Exchange Offer condition is “triggered” the Company’s failure to assert such condition prior to acceptance would be tantamount to a waiver of that condition and that, based on the materiality of the waived condition, the number of days remaining in the offer may need to be extended following the dissemination of revised disclosure to eligible employees. DealerTrack confirms that in the event it believes it has waived a condition and such waiver is material, the disclosure will be revised and disseminated to Eligible Employees and the Exchange Offer will be extended as necessary.
3.	We note the language in the last paragraph in this section, to the effect that “[o]ur failure at any time to exercise any of these rights will not be deemed a waiver of any such rights.” If an event triggers a listed Exchange Offer condition, and the Company determines to proceed with the Exchange Offer anyway, the Company has waived the Exchange Offer condition. See our comment above with respect to the possible need to extend the Exchange Offer and disseminate additional Exchange Offer materials. When an Exchange Offer condition is triggered by events that occur during the Exchange Offer period and before the expiration of the Exchange Offer, the Company should inform target option holders how it intends to proceed immediately, rather than waiting until the end of the Exchange Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding in your response letter.

Response:
          DealerTrack notes the Staff’s comment and confirms that when an Exchange Offer condition is triggered by events that occur during the Exchange Offer, the Company will inform Eligible Employees how it intends to proceed immediately rather than wait until the Expiration Date, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Exchange Offer.
4.	We note the conditions described in the third and eighth bullet points on page 26. We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise the disclosure to allow for objective verification that the condition has been satisfied, such as by quantifying the percentage increase or decrease in the Company’s stock price or volatility in the first cited condition and eliminating the

O’Melveny & Myers Llp
Mr. Perry J. Hindin, Esq., August 19, 2009 — Page 4
reference to the clause “any extraordinary or material adverse change in U.S. financial markets generally” in the second cited condition.

Response:
          In response to the Staff’s comment, the Company has deleted the conditions described in the third and eighth bullet points on page 26.
5.	We note the condition described in the fifth bullet point on page 27. Please revise your disclosure to enumerate with greater specificity the “contemplated benefits” of the Exchange Offer as well as those events that would constitute a material impairment of such benefits.

Response:
          In response to the Staff’s comment, the Company has enumerated with greater specificity the contemplated benefits of the Exchange Offer as well as those events that would constitute a material impairment of such benefits, and such revisions are contained in Amendment No. 1.
Information Concerning Us; Financial Information, page 33
6.	We note that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(1), (2) and (3) of Regulation M-A and, if material, (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance. Please also advise us how the Company intends to comply with Exchange Act Rule
13e-4(e)(3).

Response:
          The Company has included a summary of the financial information required by Item 1010(c)(1) and (3) of Regulation M-A in Schedule B of the Exchange Offer filed with Amendment No. 1. The information required by Item 1010(c)(2) is not provided because it is not applicable as the Company does not have discontinued operations. The information required by Item 1010(c)(6) is not applicable because it is not material. The Company will disseminate via email a revised Exchange Offer document on the date of the filing of Amendment No. 1 to all of the Eligible Employees in compliance with Rule 13e-4(e)(3). Because all of the summary financial information that is provided in Schedule B of the Exchange Offer filed with Amendment No. 1 was already incorporated by reference to the Company’s annual and quarterly reports, the Company does not believe it is necessary to extend the expiration date of the Exchange Offer. We note, however, that the offer period will remain open for at least 10 business days following the dissemination of the revised Exchange Offer document. This exceeds the number of days Rule 13e-4(e)(3)(i) requires.

O’Melveny & Myers Llp
Mr. Perry J. Hindin, Esq., August 19, 2009 — Page 5
* * *
     DealerTrack has authorized us to advise the Staff that it hereby acknowledges that:
•	DealerTrack is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	DealerTrack may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the Staff’s comments and request the Staff contact the undersigned at (202) 383-5304, (212) 728-5832 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.
Very truly yours,
/s/ Andrew J. Varner
Andrew J. Varner
of O’Melveny & Myers LLP

cc:	Gary Papilsky, DealerTrack Holdings, Inc.